The Bad Stuff, Inc.



ANNUAL REPORT

12121 Wilshire Blvd. Suite 600

Los Angeles , CA 90025

0

www.TheBadStuff.com

This Annual Report is dated June 15, 2021.

BUSINESS

The Bad Stuff produces an award winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 93 year old family history, we distill smaller numbered batches of Extra Anejo Tequila (aged 3 years in new French oak), an 8 month Reposado (in production), and recently blended a specially limited 12 year Tequila as well as an amazing Blanco (Silver) Tequila. Ranches for the agave chosen are pesticide free; In seeking a minimal carbon footprint our distillery employs wood chips for steam generation powering ovens to produce the award winning juice. Our company is proud to maintain sales in states throughout the USA primarily through word of mouth. With proof of concept, The Bad Stuff is preparing to launch a campaign to broaden our loyal customer base. We currently sell in small liquor stores to larger chains including Total Wine in California and Texas. We also can be found in upscale bars and restaurants. The Bad Stuff began as a California LLC (The Bad Stuff LLC) in 2015 and merged into a Delaware C Corporation (The Bad Stuff Inc.) in 2020.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock in exchange for $ .0001 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $850,540.00
Number of Securities Sold: 2,190,036
Use of proceeds: Inventory, salary for master distiller, accounting.
Date: November 30, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The company's 2020 gross revenue was $126,039, an improvement over 2019 as a result improvements in our supply pipeline ensuring good stock levels throughout the year. In 2019, The Bad Stuff experienced a slight decrease in gross revenue because a glass fire burned down the former glass factory we used and subsequently caused major delays in our glass production.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $35,332.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Admin
Amount Owed: $15,000.00
Interest Rate: 3.5%
Maturity Date: July 31, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Darren Enenstein

Darren Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)
Dates of Service: July 06, 2020 - Present
Responsibilities: Darren Enenstein is the Chairman of the Board, a director, is CEO of The Bad Stuff Inc., and is CFO. Mr. Enenstein is trustee of The 2406 Paradise Trust which is his family trust. Darren Enenstein is married to Susy Enenstein. Susy Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Darren Enenstein does not receive a salary. Darren Enenstein's primary role as CEO is to oversee and direct marketing, sales, strategic relationships, and investor relations. General Oversight. Formerly Chairman and Manager of the LLC. Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney.

Position: Chief Financial Officer (CFO)
Dates of Service: July 06, 2020 - Present
Responsibilities: Tax and accounting oversight. Formerly Manager of the LLC.

Position: Member of the Board of Directors
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate Board. Was on the board of the prior LLC.
Position: Chairman of the Board
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate Board. Was on the board of the prior LLC.

Other business experience in the past three years:

Employer: Enenstein Pham & Glass, LLP

Title: Partner

Dates of Service: January 01, 2019 - Present
Responsibilities: Law partner.

Other business experience in the past three years:

Employer: Enenstein Pham & Glass APC
Title: Shareholder

Dates of Service: September 01, 2009 - December 31, 2018
Responsibilities: Managing the law firm.

Name: Susy Enenstein

Susy Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors
Dates of Service: July 06, 2020 - Present

Responsibilities: Susy Enenstein is a director of The Bad Stuff Inc. and is its Corporate Secretary. Mrs. Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Susy Enenstein does not receive a salary. Susy Enenstein's primary responsibilities are to act in her capacity as a board member by voting as needed on key issues, and to facilitate corporate documents. Board Oversight. Was also a board member of the prior LLC.

Position: Corporate Secretary
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate secretary role

Name: Phillip "Felipe" Soto

Phillip "Felipe" Soto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: July 06, 2020 - Present

Responsibilities: Phillip Soto is the acting President of The Bad Stuff Inc. and a director. Mr. Soto receives a salary and benefits of approximately $70,000 per annum. Mr. Soto's primary role to supervise product development, distillation, and production. Day to day oversight, head of production, master distiller. Same roles as well as Manager of prior LLC.

Position: Member of the Board of Directors
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate Board. Was on the board of the prior LLC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: 2406 Paradise Trust
Amount and nature of Beneficial ownership: 6,860,323
Percent of class: 55.03

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $ .0001 per share. As of December 31, 2020, 12,590,229- shares of common stock are outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any type of security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to maximum permissible funding of $1,069,999.70 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate possibly needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of goods, for the sale of Tequila. Our revenues are therefore dependent upon the market for this.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for single barrel grouping expressions and have purchase 2,000 liters of 12-year Tequila. Delays or cost overruns in the development of the 12 year production line and new product lines is possible, in addition to agave plant shortages, which could cause products to fail to meet our performance estimates. Failure to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Furthermore, tariffs can also render the pricing scheme of marketability of the products difficulty to impossible.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Bad Stuff Inc was formed on July 6, 2020, and was formerly an LLC founded in 2015. Merger from The Bad Stuff LLC to The Bad Stuff Inc. occurred on September 1, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Bad Stuff Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Bad Stuff Extra Anejo Tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Bad Stuff Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Bad Stuff Inc. could harm our reputation and materially negatively impact our financial condition and business.

The company's sales need improving which appears to necessitate a serious social media campaign.

Social media campaigns can be hit or miss, and often miss. We are reaching out to companies and individuals who represent Instagram social media followings in excess of 10,000 persons. A few have six and low seven-figure followers. However, how these people present the product and assist in marketing our online presence through a retailer via LoveTequila.shop could affect sales.

Production Costs Fluctuate

Agave prices and fuel prices can fluctuate decreasing profit margins.

Sales disruptions due to COVID-19

COVID has disrupted supply chains for many companies. it has damaged our sales to restaurants and bars, though at present only a small percentage of our sales. Our sales through distributors in Texas and New Jersey started strong in 2020 but have slowed. Our supply to Total Wine in California and Texas is slow and due to shelter in place, we have limited paid efforts to visit these stores. A telephone campaign to Total Wine has led to a restock order at one Total Wine because they ran out of product, but at another that only had 1 bottle remaining, we were not able to achieve a reorder. Our relationship with Total Wines in Texas is stronger due to a sales broker relationship and a reliable distributor.

Prospective account delays due to COVID-19

The interest by the 17 state distributor BreakThru and Gibsons restaurants has stalled due to COVID. They love our product but are dealing with COVID and have delayed new product acceptance. The same is true for Georgia distributor Eaglerocks who is interested once COVID issues settle down. We don't have a definitive restart time with these two distributors but will keep probing every few months for a restart. We were able to obtain distribution in Florida, New York, Illinois, and Colorado through LibDib.

Reposado Production delay

Our Reposado production (dry goods) is slow but completing in July 2020. This is due to COVID and Mexican Civil Authority orders. Some progress is being made. The recipe is completed and the distillery as I understand is ready to produce as soon as dry goods are complete.

Launching new Extra Anejo label and design

Our Batch 4 label is new. Though peer groups and advisors appreciate the new label, the true test for this is the marketplace. Sales is everything. The glass stopper depicted in the PowerPoint is still underway, and completion has been slow. We continue to politely inquire as to completion but I don't presently have an exact ETA. The glass stopper top will most likely be implemented for Extra Anejo batch 5 which will be likely in 2021. Therefore, the top for the black and gold batch 4 Extra Anejo bottle will be a black plastic top, similar to the brown plastic topic currently used on the prior bottles.

Loss of Maestro Catador

Phillip "Felipe" Soto Mares is 67 years old. If he passes away, this would be damaging to the company. Though we have all vendor and distillery contacts, their familiarity is primarily, at this time, with Felipe.

Inherent Risk

Investing in a small young company has inherent risks including but not limited to the following: should the company lose a key person through death, disability, withdrawal, resignation, termination, or any other means, this material loss could significantly affect the company's ability to perform daily operations or to succeed. Key persons possess specific knowledge base that is most often difficult to replace, even when a company attempts overlap of its knowledge base amongst personnel.

Loss of Key Persons

The Bad Stuff Inc. is a small company with each key person possessing specified skills, experiences, and knowledge base. Though the company maintains a cloud hard drive to maintain some of this knowledge base, there is a substantial amount of information that is not contained in the cloud hard drive. The loss, disability, termination, or resignation of any key person can negatively and substantially impact the Company. Key person include but are not limited to our CEO, and our master distiller.

Ambiguity or conflict between Deck and Risk Factors

In the event there is a conflict between presentation deck graphics and Legal Risk Factors, the meaning in the Legal Risk Factors shall prevail and supersede.

Doing Business In Mexico

Doing business in Mexico has its uncertainties. Challenges to product production include but are not limited to: 1. Insurrection, 2. Fuel crises, 3. Crime, 4. Border issues, 5. Natural disasters or other acts of God, 6. Corona Virus delays including loss of work force and production restrictions.

Time Commitment and No Legal Advice

Phillip Felipe Soto as President spends full time working efforts on The Bad Stuff Inc. Darren Enenstein spends the majority of his time on The Bad Stuff Inc. but is also a licensed attorney and partner in a law firm. Darren Enenstein continues to practice law separate and apart from The Bad Stuff Inc. Darren Enenstein is not an attorney for The Bad Stuff Inc., and does not represent as counsel The Bad Stuff Inc. Darren Enenstein offers no legal advice concerning or relating to this Offering in any way, either express or implied. Investors will need to seek their own legal advice concerning this Offering.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

The Bad Stuff, Inc.

By /s/ *Bad Stuff Inc*

Name: Bad Stuff Inc

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

THE BAD STUFF, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Bad Stuff, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of The Bad Stuff, Inc, (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

THE BAD STUFF, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	35,332	$	67,786
Accounts receivable—net		63,142		38,424
Inventories		238,830		106,501
Prepaids and other current assets		86,535		-
Total current assets		423,839		212,711
Property and equipment, net		-		-
Intantible assets		4,874,694		5,292,831
Other assets		-		1,828
Total assets	$	5,298,533	$	5,507,369
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	4,402	$	12,290
Current portion of loans and notes		10,000		-
Other current liabilities		150		30,900
Total current liabilities		14,552		43,190
Promissory Notes and Loans		5,000		-
Convertible Note		13,739		107,010
Total liabilities		33,291		150,200
STOCKHOLDERS EQUITY				
Common Stock		1,259		-
Additional Paid In Capital		5,355,910		-
Members' equity		-		5,932,792
Retained earnings/(Accumulated Deficit)		(91,927)		(575,623)
Total stockholders' equity		5,265,242		5,357,169
Total liabilities and stockholders' equity	$	5,298,533	$	5,507,369

See accompanying notes to financial statements.

THE BAD STUFF INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	126,039	$	98,043
Cost of goods sold		48,668		52,941
Gross profit		77,371		45,102
Operating expenses				
General and administrative		112,883		140,913
Sales and marketing		56,266		13,669
Total operating expenses		169,149		154,582
Operating income/(loss)		(91,777)		(109,480)
Interest expense		150		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(91,927)		(109,480)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(91,927)	$	(109,480)

See accompanying notes to financial statements.

THE BAD STUFF, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Additional Paid In Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2018				$ 5,912,813	$ (466,143)	$ 5,446,670
Cpital contribution				19,979		19,979
Net income/(loss)					(109,480)	(109,480)
Balance—December 31, 2019				5,932,792	$ (575,623)	$ 5,357,169
Conversion from LLC to C Corp	12,590,229	1,259	5,355,910	(5,932,792)	$ 575,623	-
Net income/(loss)					(91,927)	(91,927)
Balance—December 31, 2020	**12,590,229**	**$ 1,259**	**$ 5,355,910**	**$ -**	**$ (91,927)**	**$ 5,265,242**

See accompanying notes to financial statements.

THE BAD STUFF, INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(91,927)	$	(109,480)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Sales of intangible assets		-		-
Amortization of intangibles		1,440,450		-
Changes in operating assets and liabilities:				
Accounts receivable		(24,718)		(18,302)
Inventory and other current assets		(132,329)		1,894
Other assets		(84,707)		
Accounts payable and accrued expenses		(7,888)		1,460
Other current liabilities		(30,750)		107,009
Security deposit		-		
Net cash provided/(used) by operating activities		**1,068,131**		**(17,419)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Purchase of intangible assets		(1,022,313)		-
Net cash provided/(used) in investing activities		**(1,022,313)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Notes				
Repayment of Convertible Notes		(93,271)		
Borrowing on Loan Payable		15,000		
Members contribution		-		19,979
Net cash provided/(used) by financing activities		**(78,271)**		**19,979**
Change in cash		(32,453)		2,560
Cash—beginning of year		67,786		65,226
Cash—end of year	$	**35,332**	$	**67,786**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	150	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

The Bad Stuff, Inc. previously known as The Bad Stuff LLC, was originally formed on April 28, 2015 in the state of California. On July 7, 2020, The Bad Stuff, Inc. was incorporated in the state of Delaware.   On August 28, 2020, The Bad Stuff LLC was merged into and made a part of The Bad Stuff, Inc. The financial statements of The Bad Stuff, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The Bad Stuff produces an award winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 94 year old family history, we distill smaller numbered batches of Extra Añejo Tequila (aged 3 years in new French oak), an 8 month Reposado, an amazing Blanco (Silver) Tequila, and recently blended a specially limited 12 year Tequila

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 15 years.

Income Taxes

The Bad Stuff, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

THE BAD STUFF, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its tequila products

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $256,209 and $13,669 , which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	238,830	106,501
Total Inventories	**$ 238,830**	**$ 106,501**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaids	4,722	-
Loan fees	81,813	
Total Prepaids Expenses and other Currer	**$ 86,535**	**$ -**

THE BAD STUFF, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued interest	150	-
Other current liabilities		30,900
Total Other Current Liabilities	**150**	**30,900**

5. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Patent	$	6,315,144		5,292,831
Intangible assets, at cost		**6,315,144**		**5,292,831**
Accumulated amortization		(1,440,450)		-
Intangible assets, Net	$	**4,874,694**	$	**5,292,831**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,440,450 and $887,044 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	421,010
2022		421,010
2023		421,010
2024		421,010
Thereafter		3,190,656
Total	$	**4,874,694**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares with par value of $ 0.0001. As of December 31, 2020, 12,590,229 of shares have been issued and are outstanding.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2020 | | | | |
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 15,000	1.00%	Fiscal Year 2020	2022	$ 150	$ 150	$ 10,000	$ 5,000	$ 15,000
Total					**$ 150**	**$ 150**	**$ 10,000**	**$ 5,000**	**$ 15,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 10,000
2022	5,000
2023	
2024	
2025	
Thereafter	-
Total	**$ 15,000**

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Storiesand Cronies LLC	$ 200,000	0.00%	4/27/2020	Not set maturity	-	-	-	13,739	13,739
Total					**$ -**	**$ -**	**$ -**	**$ 13,739**	**$ 13,739**

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.3562 Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (86,352)	$ (50,903)
Valuation Allowance	86,352	50,903
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (327,451)	$ (241,099)
Valuation Allowance	327,451	241,099
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,097,357, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,097,357. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 26, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $91,927 , an operating cash flow of $585,431 and liquid assets in cash of $35,332, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Bad Stuff Inc, Principal Executive Officer of The Bad Stuff, Inc., hereby certify that the financial statements of The Bad Stuff, Inc. included in this Report are true and complete in all material respects.

Bad Stuff Inc

Principal Executive Officer